American National Bankshares Inc. and Subsidiaries
Consolidated Balance Sheets
(Dollars in thousands, except share and per share data)
Unaudited

	December 31	
ASSETS	2011	2010
Cash and due from banks	$ 22,561	$ 9,547
Interest-bearing deposits in other banks	6,332	8,967
Securities available for sale, at fair value	333,366	228,295
Securities held to maturity	-	3,334
Total securities	333,366	231,629
Restricted stock, at cost	6,019	4,062
Loans held for sale	6,330	3,135
Loans	824,758	520,781
Less allowance for loan losses	(10,529)	(8,420)
Net Loans	814,229	512,361
Premises and equipment, net	26,804	19,509
Other real estate owned, net	5,353	3,716
Goodwill	38,045	22,468
Core deposit intangibles, net	6,595	1,320
Accrued interest receivable and other assets	38,888	16,950
Total assets	$ 1,304,522	$ 833,664
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Demand deposits -- noninterest-bearing	$ 179,148	$ 105,240
Demand deposits -- interest-bearing	189,212	90,012
Money market deposits	182,347	59,891
Savings deposits	74,193	62,522
Time deposits	433,854	322,433
Total deposits	1,058,754	640,098
Short-term borrowings:		
Customer repurchase agreements	45,575	47,084
Other short-term borrowings	3,000	6,110
Long-term borrowings	10,206	8,488
Trust preferred capital notes	27,212	20,619
Accrued interest payable and other liabilities	6,946	3,178
Total liabilities	1,151,693	725,577
Shareholders' equity:		
Preferred stock, $5 par, 2,000,000 shares authorized, none outstanding at December 31, 2011 and December 31, 2010	-	-
Common stock, $1 par, 20,000,000 shares authorized, 7,806,869 shares outstanding at December 31, 2011 and 6,127,735 shares outstanding at December 31, 2010	7,807	6,128
Capital in excess of par value	56,395	27,268
Retained earnings	81,797	74,850
Accumulated other comprehensive income (loss), net	6,830	(159)
Total shareholders' equity	152,829	108,087
Total liabilities and shareholders' equity	$ 1,304,522	$ 833,664

American National Bankshares Inc. and Subsidiaries
Consolidated Statements of Income
(Dollars in thousands, except share and per share data)
Unaudited

	Three Months Ended December 31		Twelve Months Ended December 31	
	2011	2010	2011	2010
Interest and Dividend Income:				
Interest and fees on loans	$ 14,881	$ 6,928	$ 40,688	$ 28,148
Interest and dividends on securities:				
Taxable	1,149	1,198	4,595	5,042
Tax-exempt	1,089	647	3,646	2,288
Dividends	43	24	131	95
Other interest income	15	92	127	360
Total interest and dividend income	17,177	8,889	49,187	35,933
Interest Expense:				
Interest on deposits	1,957	1,704	7,203	6,708
Interest on short-term borrowings	81	85	325	382
Interest on long-term borrowings	85	64	229	256
Interest on trust preferred capital notes	194	343	1,023	1,373
Total interest expense	2,317	2,196	8,780	8,719
Net Interest Income	14,860	6,693	40,407	27,214
Provision for loan losses	1,972	485	3,170	1,490
Net Interest Income After Provision				
for Loan Losses	12,888	6,208	37,237	25,724
Noninterest Income:				
Trust fees	834	936	3,561	3,391
Service charges on deposit accounts	567	457	1,963	1,897
Other fees and commissions	427	307	1,510	1,163
Mortgage banking income	470	543	1,262	1,560
Securities gains (losses), net	17	84	(1)	126
Other	272	579	949	977
Total noninterest income	2,587	2,906	9,244	9,114
Noninterest Expense:				
Salaries	3,702	2,473	12,409	10,063
Employee benefits	785	605	2,681	2,442
Occupancy and equipment	888	727	3,199	2,936
FDIC assessment	155	198	651	795
Bank franchise tax	206	167	763	670
Core deposit intangible amortization	547	95	1,282	378
Foreclosed real estate, net	122	304	296	583
Merger related expenses	73	-	1,607	-
Other	2,151	1,905	7,112	5,512
Total noninterest expense	8,629	6,474	30,000	23,379
Income Before Income Taxes	6,846	2,640	16,481	11,459
Income Taxes	2,194	789	4,910	3,181
Net Income	4,652	1,851	11,571	8,278
Dividends on preferred stock	52	-	103	-
Net income available to common shareholders	$ 4,600	$ 1,851	$ 11,468	$ 8,278
Net Income Per Common Share:				
Basic	$ 0.59	$ 0.30	$ 1.64	$ 1.35
Diluted	$ 0.59	$ 0.30	$ 1.64	$ 1.35
Average Common Shares Outstanding:				
Basic	7,804,245	6,126,817	6,982,524	6,123,870
Diluted	7,811,243	6,141,123	6,989,877	6,131,650

American National Bankshares Inc. and Subsidiaries
Financial Highlights
(In thousands, except share, ratio andnonfinancial data)
Unaudited

	4th Qtr 2011	3rd Qtr 2011	4th Qtr 2010	YTD 2011	YTD 2010
EARNINGS					
Interest income	$ 17,177	$ 14,779	$ 8,889	$ 49,187	$ 35,933
Interest expense	2,317	2,436	2,196	8,780	8,719
Net interest income	14,860	12,343	6,693	40,407	27,214
Provision for loan losses	1,972	525	485	3,170	1,490
Noninterest income	2,587	2,698	2,906	9,244	9,114
Noninterest expense	8,629	8,564	6,474	30,000	23,379
Income taxes	2,194	1,823	789	4,910	3,181
Net income	4,652	4,129	1,851	11,571	8,278
PER COMMON SHARE					
Earnings per share - basic	$ 0.59	$ 0.52	$ 0.30	$ 1.64	$ 1.35
Earnings per share - diluted	0.59	0.52	0.30	1.64	1.35
Cash dividends declared	0.23	0.23	0.23	0.92	0.92
Book value per share	19.58	19.40	17.64	19.58	17.64
Book value per share - tangible (a)	13.86	13.65	13.76	13.86	13.76
Closing market price	19.49	18.00	23.55	19.49	23.55
FINANCIAL RATIOS					
Return on average assets	1.42%	1.26%	0.88%	1.07%	1.00
Return on average equity	12.28	11.08	6.69	8.88	7.59
Return on average tangible equity (b)	18.77	17.24	8.83	12.97	10.05
Average equity to average assets	11.59	11.40	13.12	12.10	13.18
Net interest margin, taxable equivalent	5.27	4.41	3.65	4.35	3.78
Efficiency ratio	49.57	57.03	65.70	58.48	61.53
Effective tax rate	32.05	30.63	29.89	29.79	27.76
PERIOD-END BALANCES					
Securities	$ 339,385	$ 320,304	$ 235,691	$ 339,385	$ 235,691
Loans held for sale	6,330	3,359	3,135	6,330	3,135
Loans, net of unearned income	824,758	817,858	520,781	824,758	520,781
Goodwill and other intangibles	44,640	44,851	23,788	44,640	23,788
Assets	1,304,522	1,305,139	833,664	1,304,522	833,664
Assets - tangible (a)	1,259,882	1,260,288	809,876	1,259,882	809,876
Deposits	1,058,754	1,064,477	640,098	1,058,754	640,098
Customer repurchase agreements	45,575	43,758	47,084	45,575	47,084
Other short-term borrowings	3,000	-	6,110	3,000	6,110
Long-term borrowings	37,418	37,428	29,107	37,418	29,107
Shareholders' equity	152,829	151,361	108,087	152,829	108,087
Shareholders' equity - tangible (a)	108,189	106,510	84,299	108,189	84,299
AVERAGE BALANCES					
Securities	$ 322,018	$ 296,095	$ 215,208	$ 270,441	$ 203,296
Loans held for sale	5,989	2,641	5,629	3,042	4,159
Loans, net of unearned income	819,688	827,720	521,832	671,724	520,315
Interest-earning assets	1,172,965	1,171,982	770,649	974,601	754,833
Goodwill and other intangibles	44,455	44,437	23,844	34,158	23,982
Assets	1,306,699	1,306,796	843,922	1,077,094	827,422
Assets - tangible (a)	1,262,244	1,262,359	820,078	1,042,936	803,440
Interest-bearing deposits	886,551	896,873	537,662	720,163	522,614
Deposits	1,060,013	1,067,491	647,526	863,367	625,822
Customer repurchase agreements	49,257	45,356	52,068	46,411	59,270
Other short-term borrowings	130	2	251	66	87
Long-term borrowings	37,434	37,439	29,136	30,991	29,192
Shareholders' equity	151,496	149,033	110,688	130,320	109,060
Shareholders' equity - tangible (a)	107,041	104,596	86,844	96,162	85,078

American National Bankshares Inc. and Subsidiaries
Financial Highlights
(In thousands, except share, ratio and nonfinancial data)
Unaudited

	4th Qtr 2011		3rd Qtr 2011		4th Qtr 2010		YTD 2011		YTD 2010
CAPITAL									
Average shares outstanding - basic	**7,804,245**		7,800,614		6,126,817		**6,982,524**		6,123,870
Average shares outstanding - diluted	**7,811,243**		7,806,668		6,141,123		**6,989,877**		6,131,650
ALLOWANCE FOR LOAN LOSSES									
Beginning balance	$ **9,086**	$	8,744	$	8,542	$ **8,420**	$	8,166
Provision for loan losses	**1,972**		525		485		**3,170**		1,490
Charge-offs	**(906)**		(252)		(662)		**(1,863)**		(1,531)
Recoveries	**377**		69		55		**802**		295
Ending balance	$ **10,529**	$	9,086	$	8,420	$ **10,529**	$	8,420
LOANS									
Construction and land development	$ **54,433**	$	57,111	$	37,168	$ **54,433**	$	37,168
Commercial real estate	**351,961**		346,715		210,393		**351,961**		210,393
Residential real estate	**179,812**		174,493		119,398		**179,812**		119,398
Home equity	**96,195**		99,727		61,064		**96,195**		61,064
Commercial and industrial	**134,166**		131,704		85,051		**134,166**		85,051
Consumer	**8,191**		8,108		7,707		**8,191**		7,707
Total	$ **824,758**	$	817,858	$	520,781	$ **824,758**	$	520,781
NONPERFORMING ASSETS AT PERIOD-END									
Nonperforming loans:									
90 days past due	$ **197**	$	-	$	-	$ **197**	$	-
Nonaccrual	**13,523**		13,455		2,597		**13,523**		2,597
Foreclosed real estate	**5,353**		5,920		3,716		**5,353**		3,716
Nonperforming assets	$ **19,073**	$	19,375	$	6,313	$ **19,073**	$	6,313
ASSET QUALITY RATIOS									
Annualized net chargeoffs to average loans	**0.26%**		0.09%		0.47%		**0.16%**		0.24%
Nonperforming assets to total assets	**1.46**		1.48		0.76		**1.46**		0.76
Nonperforming loans to total loans	**1.66**		1.65		0.50		**1.66**		0.50
Allowance for loan losses to total loans	**1.28**		1.11		1.62		**1.28**		1.62
Allowance for loan losses to total loans net or fair value loans (e)	**1.96**		1.76		1.62		**1.96**		1.62
Allowance for loan losses to nonperforming loans	**76.74**		67.53		324.22		**76.74**		324.22
OTHER DATA									
Fiduciary assets at period-end (c)	$ **355,202**	$	340,941	$	368,018	$ **355,202**	$	368,018
Retail brokerage assets at period-end (c)	$ **176,636**	$	149,284	$	49,311	$ **176,636**	$	49,311
Number full-time equivalent employees (d)	**315**		306		242		**315**		242
Number of full service offices	**25**		25		18		**25**		18
Number of loan production offices	**1**		1		1		**1**		1
Number of ATM's	**31**		31		26		**31**		26

Notes:

(a) - Excludes goodwill and other intangible assets
(b) - Excludes amortization expense, net of tax, of intangible assets
(c) - Market value
(d) - Average for quarter
(e) - Excludes acquired loans measured at fair value


Net Interest Income Analysis
For the Three Months Ended December 31, 2011 and 2010
(in thousands, except rates)
Unaudited


	Average Balance		Interest Income/Expense		Yield/Rate	
	2011	2010	2011	2010	2011	2010
Loans:						
Commercial	$ 134,836	$ 75,012	$ 1,555	$ 868	4.58%	4.59%
Real estate	682,631	445,017	13,205	5,949	7.74	5.35
Consumer	8,210	7,432	156	144	7.54	7.69
Total loans	825,677	527,461	14,916	6,961	7.22	5.27
Securities:						
Federal agencies	33,427	48,184	181	382	2.17	3.17
Mortgage-backed & CMO's	99,817	57,251	577	484	2.31	3.38
State and municipal	180,254	103,692	1,983	1,255	4.40	4.84
Other	8,520	6,081	86	55	4.04	3.62
Total securities	322,018	215,208	2,827	2,176	3.51	4.04
Deposits in other banks	25,270	27,980	15	92	0.24	1.30
Total interest-earning assets	1,172,965	770,649	17,758	9,229	6.05	4.79
Non-earning assets	133,734	73,273				
Total assets	$ 1,306,699	$ 843,922				
Deposits:						
Demand	$ 180,874	$ 93,133	123	18	0.27	0.08
Money market	195,534	60,500	190	86	0.39	0.56
Savings	73,674	63,010	29	22	0.16	0.14
Time	436,469	321,019	1,615	1,578	1.47	1.95
Total deposits	886,551	537,662	1,957	1,704	0.88	1.26
Customer repurchase agreements	49,257	52,068	81	85	0.65	0.65
Other short-term borrowings	130	251	-	-	0.43	0.14
Long-term borrowings	37,434	29,136	279	407	2.98	5.59
Total interest-bearing liabilities	973,372	619,117	2,317	2,196	0.95	1.41
Noninterest bearing demand deposits	173,462	109,864				
Other liabilities	8,369	4,253				
Shareholders' equity	151,496	110,688				
Total liabilities and shareholders' equity	$ 1,306,699	$ 843,922				
Interest rate spread					5.10%	3.38%
Net interest margin					5.27%	3.65%
Net interest income (taxable equivalent basis)			15,441	7,033		
Less: Taxable equivalent adjustment			581	340		
Net interest income			$ 14,860	$ 6,693		

Net Interest Income Analysis
For the Years Ended December 31, 2011 and 2010
(in thousands, except yields and rates)
Unaudited

	Average Balance		Interest Income/Expense		Yield/Rate	
	2011	2010	2011	2010	2011	2010
Loans:						
Commercial	$ 107,376	$ 77,382	$ 4,947	$ 3,694	4.61%	4.77%
Real estate	559,656	440,318	35,298	24,045	6.31	5.46
Consumer	7,734	6,774	575	541	7.43	7.99
Total loans	674,766	524,474	40,820	28,280	6.05	5.39
Securities:						
Federal agencies	36,247	59,960	946	1,917	2.61	3.20
Mortgage-backed & CMO's	75,902	50,178	2,148	1,957	2.83	3.90
State and municipal	151,254	86,439	6,872	4,478	4.54	5.18
Other	7,038	6,719	279	240	3.96	3.57
Total securities	270,441	203,296	10,245	8,592	3.79	4.23
Deposits in other banks	29,394	27,063	127	360	0.43	1.33
Total interest-earning assets	974,601	754,833	51,192	37,232	5.25	4.93
Non-earning assets	102,493	72,589				
Total assets	$ 1,077,094	$ 827,422				
Deposits:						
Demand	$ 137,211	$ 94,236	290	76	0.21	0.08
Money market	132,906	73,358	572	371	0.43	0.51
Savings	68,038	63,484	98	88	0.14	0.14
Time	382,008	291,536	6,243	6,173	1.63	2.12
Total deposits	720,163	522,614	7,203	6,708	1.00	1.28
Customer repurchase agreements	46,411	59,270	325	382	0.70	0.64
Other short-term borrowings	66	87	0	0	0.47	0.42
Long-term borrowings	30,991	29,192	1,252	1,629	4.04	5.58
Total interest-bearing liabilities	797,631	611,163	8,780	8,719	1.10	1.43
Noninterest bearing demand deposits	143,204	103,208				
Other liabilities	5,939	3,991				
Shareholders' equity	130,320	109,060				
Total liabilities and shareholders' equity	$ 1,077,094	$ 827,422				
Interest rate spread					4.15%	3.50%
Net interest margin					4.35%	3.78%
Net interest income (taxable equivalent basis)			42,412	28,513		
Less: Taxable equivalent adjustment			2,005	1,299		
Net interest income			$ 40,407	$ 27,214		